TIGER JIUJIANG MINING, INC.

August 22, 2013

Division of Corporation Finance,
Securities & Exchange Commission,
100 F Street, N.E., Washington, D.C. 20549

Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Sirs:

Re: Tiger Jiujiang Mining, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2013
File Number 000-54567

Further to our telephone conversation of August 20, 2013, with Ms. Myra Moosariparambil we have the following comments.

We have had discussions with Li & Co., PC of Skillman, NJ and they are in the process of preparing an engagement letter to audit the period in question. Once executed they will begin the process of the audit and have determined that we should be in a position to file re-audited financial statements for the fiscal year ended February 28, 2013 with an amended Form 10-K sometime during the month of October, 2013.

In the event that timeline should change for whatever reason, we will be in contact with your office immediately.

Yours truly,
TIGER JIUJIANG MINING, INC.

       /s/ “Chang Ya-Ping”

Chang Ya-Ping
President

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com